Exhibit 99.1

Item 1A.  Risk Factors

The following, along with any additional legal proceedings identified or incorporated by reference in Item 3 of this report, summarizes the principal risk factors associated with our business.

Risk Factors Affecting Our Business

We may not be successful in ultimately recovering the full value of our true-up components, which could result in the elimination of certain tax benefits and could have an adverse impact on our results of operations, financial condition and cash flows.

In March 2004, we filed our true-up application with the Texas Utility Commission, requesting recovery of $3.7 billion, excluding interest, as allowed under the Texas electric restructuring law. In December 2004, the Texas Utility Commission issued the True-Up Order allowing us to recover a true-up balance of approximately $2.3 billion, which included interest through August 31, 2004, and provided for adjustment of the amount to be recovered to include interest on the balance until recovery, along with the principal portion of additional EMCs returned to customers after August 31, 2004 and certain other adjustments.

We and other parties filed appeals of the True-Up Order to a district court in Travis County, Texas. In August 2005, that court issued its judgment on the various appeals. In its judgment, the district court:

•	reversed the Texas Utility Commission’s ruling that had denied recovery of a portion of the capacity auction true-up amounts;

•	reversed the Texas Utility Commission’s ruling that precluded us from recovering the interest component of the EMCs paid to REPs; and

•	affirmed the True-Up Order in all other respects.

The district court’s decision would have had the effect of restoring approximately $650 million, plus interest, of the $1.7 billion the Texas Utility Commission had disallowed from our initial request.

We and other parties appealed the district court’s judgment to the Texas Third Court of Appeals, which issued its decision in December 2007. In its decision, the court of appeals:

•	reversed the district court’s judgment to the extent it restored the capacity auction true-up amounts;

•	reversed the district court’s judgment to the extent it upheld the Texas Utility Commission’s decision to allow us to recover EMCs paid to RRI;

•	ordered that the tax normalization issue described below be remanded to the Texas Utility Commission as requested by the Texas Utility Commission; and

•	affirmed the district court’s judgment in all other respects.

In April 2008, the court of appeals denied all motions for rehearing and reissued substantially the same opinion as it had rendered in December 2007.

In June 2008, we petitioned the Texas Supreme Court for review of the court of appeals decision. In our petition, we seek reversal of the parts of the court of appeals decision that (i) denied recovery of EMCs paid to RRI, (ii) denied recovery of the capacity auction true-up amounts allowed by the district court, (iii) affirmed the Texas Utility Commission’s rulings that denied recovery of approximately $378 million related to depreciation and (iv) affirmed the Texas Utility Commission’s refusal to permit us to utilize the partial stock valuation methodology for determining the market value of its former generation assets. Two other petitions for review were filed with the Texas Supreme Court by other parties to the appeal. In those petitions parties contend that (i) the Texas Utility Commission was without authority to fashion the methodology it used for valuing the former generation assets after it had determined that we could not use the partial stock valuation method, (ii) in fashioning the method it used for valuing the former generating assets, the Texas Utility Commission deprived parties of their due process rights and an opportunity to be heard, (iii) the net book value of the generating assets should have been adjusted downward due to the impact of a purchase option that had been granted to RRI, (iv) we should not have been permitted to recover construction work in progress balances without proving those amounts in the manner required by law and (v) the Texas Utility Commission was without authority to award interest on the capacity auction true-up award.

Review by the Texas Supreme Court of the court of appeals decision is at the discretion of the court. In November 2008, the Texas Supreme Court requested the parties to the Petitions for Review to submit briefs on the merits of the issues raised.  Briefing at the Texas Supreme Court should be completed in the second quarter of 2009.    Although the Texas Supreme Court has not indicated whether it will grant review of the lower court’s decision, its request for full briefing on the merits allowed the parties to more fully explain their positions. There is no prescribed time in which the Texas Supreme Court must determine whether to grant review or, if review is granted, for a decision by that court. Although we and CenterPoint Energy believe that our true-up request is consistent with applicable statutes and regulations and, accordingly, that it is reasonably possible that we will be successful in our appeal to the Texas Supreme Court, we can provide no assurance as to the ultimate court rulings on the issues to be considered in the appeal or with respect to the ultimate decision by the Texas Utility Commission on the tax normalization issue described below.

To reflect the impact of the True-Up Order, in 2004 and 2005, we recorded a net after-tax extraordinary loss of $947 million. No amounts related to the district court’s judgment or the decision of the court of appeals have been recorded in our consolidated financial statements. However, if the court of appeals decision is not reversed or modified as a result of further review by the Texas Supreme Court, we anticipate that we would be required to record an additional loss to reflect the court of appeals decision. The amount of that loss would depend on several factors, including ultimate resolution of the tax normalization issue described below and the calculation of interest on any amounts we ultimately are authorized to recover or are required to refund beyond the amounts recorded based on the True-Up Order, but could range from $170 million to $385 million (pre-tax) plus interest subsequent to December 31, 2008.

In the True-Up Order, the Texas Utility Commission reduced our stranded cost recovery by approximately $146 million, which was included in the extraordinary loss discussed above, for the present value of certain deferred tax benefits associated with its former electric generation assets. We believe that the Texas Utility Commission based its order on proposed regulations issued by the IRS in March 2003 that would have allowed utilities owning assets that were deregulated before March 4, 2003 to make a retroactive election to pass the benefits of ADITC and EDFIT back to customers. However, the IRS subsequently withdrew those proposed normalization regulations and in March 2008 adopted final regulations that would not permit utilities like us to pass the tax benefits back to customers without creating normalization violations. In addition, CenterPoint Energy received a PLR from the IRS in August 2007, prior to adoption of the final regulations that confirmed that the Texas Utility Commission’s order reducing our stranded cost recovery by $146 million for ADITC and EDFIT would cause normalization violations with respect to the ADITC and EDFIT.

If the Texas Utility Commission’s order relating to the ADITC reduction is not reversed or otherwise modified on remand so as to eliminate the normalization violation, the IRS could require us to pay an amount equal to our unamortized ADITC balance as of the date that the normalization violation is deemed to have occurred. In addition, the IRS could deny us the ability to elect accelerated tax depreciation benefits beginning in the taxable year that the normalization violation is deemed to have occurred. Such treatment, if required by the IRS, could have a material adverse impact on our results of operations, financial condition and cash flows in addition to any potential loss resulting from final resolution of the True-Up Order. In its opinion, the court of appeals ordered that this issue be remanded to the Texas Utility Commission, as that commission requested. No party, in the petitions for review or briefs filed with the Texas Supreme Court, has challenged that order by the court of appeals, though the Texas Supreme Court, if it grants review, will have authority to consider all aspects of the rulings above, not just those challenged specifically by the appellants. We and CenterPoint Energy will continue to pursue a favorable resolution of this issue through the appellate or administrative process. Although the Texas Utility Commission has not previously required a company subject to its jurisdiction to take action that would result in a normalization violation, no prediction can be made as to the ultimate action the Texas Utility Commission may take on this issue on remand.

We must seek recovery of significant restoration costs arising from Hurricane Ike.

Our electric delivery system suffered substantial damage as a result of Hurricane Ike, which struck the upper Texas coast on September 13, 2008. We estimate that total costs to restore the electric delivery facilities damaged as a result of Hurricane Ike will be in the range of $600 million to $650 million.

We believe we are entitled to recover prudently incurred storm costs in accordance with applicable regulatory and legal principles. The Texas Legislature currently is considering  passage of legislation that would (i) authorize the Texas Utility Commission to determine the amount of storm restoration costs that we would be entitled to recover and (ii) permit the Texas Utility Commission to issue a financing order that would allow us to recover the amount of storm restoration costs determined in such a proceeding through issuance of dedicated securitization bonds, which would be repaid over time through a charge imposed on REPs. In proceedings to determine and seek recovery of storm restoration costs under the proposed legislation, we would be required to prove to the Texas Utility Commission’s satisfaction our prudently incurred costs as well as to demonstrate the cost benefit from using securitization to recover those costs instead of alternative means.  Alternatively, we have the right to seek recovery of these costs under traditional rate making principles. Our failure to recover costs incurred as a result of Hurricane Ike could adversely affect our liquidity, results of operations and financial condition. For more information about our recovery from Hurricane Ike, please read “Business — Electric Transmission & Distribution — Hurricane Ike” in Item 1 of this report.

Our receivables are concentrated in a small number of REPs, and any delay or default in payment could adversely affect our cash flows, financial condition and results of operations.

Our receivables from the distribution of electricity are collected from REPs that supply the electricity we distribute to their customers. As of December 31, 2008, we did business with 79 REPs. Adverse economic conditions, structural problems in the market served by ERCOT or financial difficulties of one or more REPs could impair the ability of these REPs to pay for our services or could cause them to delay such payments. We depend on these REPs to remit payments on a timely basis. Applicable regulatory provisions require that customers be shifted to a provider of last resort if a REP cannot make timely payments. Applicable Texas Utility Commission regulations significantly limit the extent to which we can demand credit protection from REPs for payments not made prior to the shift to the provider of last resort. However, the Texas Utility Commission is currently considering proposed revisions to those regulations that, as currently proposed, would (i) increase the credit protections that could be required from REPs and (ii) allow utilities to defer the loss of  payments for recovery in a future rate case. Whether such revised regulations will ultimately be adopted and their terms cannot now be determined. RRI, through its subsidiaries, is our largest customer. Approximately 46% of our $141 million in billed receivables from REPs at December 31, 2008 was owed by subsidiaries of RRI. Any delay or default in payment by REPs such as RRI could adversely affect our cash flows, financial condition and results of operations. RRI’s unsecured debt ratings are currently below investment grade. If RRI were unable to meet its obligations, it could consider, among various options, restructuring under the bankruptcy laws, in which event RRI’s subsidiaries might seek to avoid honoring their obligations and claims might be made by creditors involving payments we have received from RRI’s subsidiaries.

Rate regulation of our business may delay or deny our ability to earn a reasonable return and fully recover our costs.

Our rates are regulated by certain municipalities and the Texas Utility Commission based on an analysis of our invested capital and our expenses in a test year. Thus, the rates that we are allowed to charge may not match our expenses at any given time. The regulatory process by which rates are determined may not always result in rates that will produce full recovery of our costs and enable us to earn a reasonable return on our invested capital.

In this regard, pursuant to the Stipulation and Settlement Agreement approved by the Texas Utility Commission in September 2006, until June 30, 2010 we are limited in our ability to request retail rate relief. For more information on the Stipulation and Settlement Agreement, please read “Business — Regulation — State and Local Regulation — Electric Transmission & Distribution — Rate Agreement” in Item 1 of this report.

Disruptions at power generation facilities owned by third parties could interrupt our sales of transmission and distribution services.

We transmit and distribute to customers of REPs electric power that the REPs obtain from power generation facilities owned by third parties. We do not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, our sales of transmission and distribution services may be diminished or interrupted, and our results of operations, financial condition and cash flows could be adversely affected.

Our revenues and results of operations are seasonal.

A significant portion of our revenues is derived from rates that we collect from each REP based on the amount of electricity we deliver on behalf of such REP. Thus, our revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

Risk Factors Associated with Our Consolidated Financial Condition

If we are unable to arrange future financings on acceptable terms, our ability to refinance existing indebtedness could be limited.

As of December 31, 2008, we had $4.4 billion of outstanding indebtedness on a consolidated basis, which includes $2.6 billion of non-recourse transition bonds. Our future financing activities may be significantly affected by, among other things:

•	the resolution of the true-up components, including, in particular, the results of appeals to the courts regarding rulings obtained to date;

•	our recovery of costs arising from Hurricane Ike;

•	general economic and capital market conditions;

•	credit availability from financial institutions and other lenders;

•	investor confidence in us and the markets in which we operate;

•	maintenance of acceptable credit ratings by us and CenterPoint Energy;

•	market expectations regarding our future earnings and cash flows;

•	market perceptions of our and CenterPoint Energy’s ability to access capital markets on reasonable terms;

•	our exposure to RRI as our customer and in connection with its indemnification obligations arising in connection with its separation from CenterPoint Energy; and

•	provisions of relevant tax and securities laws.

As of December 31, 2008, we had outstanding approximately $2.6 billion aggregate principal amount of general mortgage bonds, including approximately $527 million held in trust to secure pollution control bonds for which CenterPoint Energy is obligated, $600 million securing borrowings under a credit facility which was unutilized and approximately $229 million held in trust to secure pollution control bonds for which CenterPoint Energy is obligated. Additionally, we had outstanding approximately $253 million aggregate principal amount of first mortgage bonds, including approximately $151 million held in trust to secure certain pollution control bonds for which we are obligated. We may issue additional general mortgage bonds on the basis of retired bonds, 70% of property additions or cash deposited with the trustee. Approximately $1.8 billion of additional first mortgage bonds and general mortgage bonds in the aggregate could be issued on the basis of retired bonds and 70% of property additions as of December 31, 2008. However, we have contractually agreed that we will not issue additional first mortgage bonds, subject to certain exceptions. In January 2009, we issued $500 million aggregate principal amount of general mortgage bonds in a public offering.

Our current credit ratings are discussed in “Management’s Narrative Analysis of Results of Operations — Liquidity— Impact on Liquidity of a Downgrade in Credit Ratings” in Item 7 of this report. These credit ratings may not remain in effect for any given period of time and one or more of these ratings may be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

The financial condition and liquidity of our parent company could affect our access to capital, our credit standing and our financial condition.

Our ratings and credit may be impacted by CenterPoint Energy’s credit standing.  As of December 31, 2008, CenterPoint Energy and its subsidiaries other than us have approximately $953 million principal amount of debt required to be paid through 2011.  This amount excludes amounts related to capital leases, transition bonds and indexed debt securities obligations. If CenterPoint Energy were to experience a deterioration in its credit standing or liquidity difficulties, our access to credit and our ratings could be adversely affected and the repayment of notes receivable from CenterPoint Energy in the amount of $750 million as of December 31, 2008 could be adversely affected.

We are an indirect wholly owned subsidiary of CenterPoint Energy. CenterPoint Energy can exercise substantial control over our dividend policy and business and operations and could do so in a manner that is adverse to our interests.

We are managed by officers and employees of CenterPoint Energy. Our management will make determinations with respect to the following:

•	our payment of dividends;

•	decisions on our financings and our capital raising activities;

•	mergers or other business combinations; and

•	our acquisition or disposition of assets.

There are no contractual restrictions on our ability to pay dividends to CenterPoint Energy. Our management could decide to increase our dividends to CenterPoint Energy to support its cash needs. This could adversely affect our liquidity. However, under our credit facility, our ability to pay dividends is restricted by a covenant that debt, excluding transition bonds, as a percentage of total capitalization may not exceed 65%.

Other Risks

We are subject to operational and financial risks and liabilities arising from environmental laws and regulations.

Our operations are subject to stringent and complex laws and regulations pertaining to health, safety and the environment as described in “Business — Environmental Matters” in Item 1 of this Form 10-K. As an owner or operator of electric transmission and distribution systems, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

•	restricting the way we can handle or dispose of wastes;

•	limiting or prohibiting construction activities in sensitive areas such as wetlands, coastal regions, or areas inhabited by endangered species;

•	requiring remedial action to mitigate pollution conditions caused by our operations, or attributable to former operations; and

•	enjoining the operations of facilities deemed in non-compliance with permits issued pursuant to such environmental laws and regulations.

In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

•	construct or acquire new equipment;

•	acquire permits for facility operations;

•	modify or replace existing and proposed equipment; and

•	clean up or decommission waste disposal areas, fuel storage and management facilities and other locations and facilities.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial actions, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

Our insurance coverage may not be sufficient. Insufficient insurance coverage and increased insurance costs could adversely impact our results of operations, financial condition and cash flows.

We currently have general liability and property insurance in place to cover certain of our facilities in amounts that we consider appropriate. Such policies are subject to certain limits and deductibles and do not include business interruption coverage. Insurance coverage may not be available in the future at current costs or on commercially reasonable terms, and the insurance proceeds received for any loss of, or any damage to, any of our facilities may not be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition and cash flows.

In common with other companies in our line of business that serve coastal regions, we do not have insurance covering our transmission and distribution system because we believe it to be cost prohibitive. We may not be able to recover the costs incurred in restoring our transmission and distribution properties following Hurricane Ike, or any such costs sustained in the future, through a change in our regulated rates, and any such recovery may not be timely granted. Therefore, we may not be able to restore any loss of, or damage to, any of our transmission and distribution properties without negative impact on our results of operations, financial condition and cash flows.

We and CenterPoint Energy could incur liabilities associated with businesses and assets that we have transferred to others.

Under some circumstances, we and CenterPoint Energy could incur liabilities associated with assets and businesses we and CenterPoint Energy no longer own. These assets and businesses were previously owned by Reliant Energy, Incorporated (Reliant Energy), our predecessor, directly or through subsidiaries and include:

•
merchant energy, energy trading and REP businesses transferred to RRI or its subsidiaries in connection with the organization and capitalization of RRI prior to its initial public offering in 2001; and

•	Texas electric generating facilities transferred to Texas Genco Holdings, Inc. (Texas Genco) in 2004 and early 2005.

In connection with the organization and capitalization of RRI, RRI and its subsidiaries assumed liabilities associated with various assets and businesses Reliant Energy transferred to them. RRI also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, CenterPoint Energy and its subsidiaries, including us, with respect to liabilities associated with the transferred assets and businesses. These indemnity provisions were intended to place sole financial responsibility on RRI and its subsidiaries for all liabilities associated with the current and historical businesses and operations of RRI, regardless of the time those liabilities arose. If RRI were unable to satisfy a liability that has been so assumed in circumstances in which Reliant Energy and its subsidiaries were not released from the liability in connection with the transfer, we and CenterPoint Energy could be responsible for satisfying the liability.

RRI’s unsecured debt ratings are currently below investment grade. If RRI were unable to meet its obligations, it would need to consider, among various options, restructuring under the bankruptcy laws, in which event RRI might not honor its indemnification obligations and claims by RRI’s creditors might be made against us as its former owner.

Reliant Energy and RRI are named as defendants in a number of lawsuits arising out of energy sales in California and other markets and financial reporting matters. Although these matters relate to the business and operations of RRI, claims against Reliant Energy have been made on grounds that include the effect of RRI’s financial results on Reliant Energy’s historical financial statements and liability of Reliant Energy as a controlling shareholder of RRI. We or CenterPoint Energy could incur liability if claims in one or more of these lawsuits were successfully asserted against us or CenterPoint Energy and indemnification from RRI were determined to be unavailable or if RRI were unable to satisfy indemnification obligations owed with respect to those claims.

In connection with the organization and capitalization of Texas Genco, Texas Genco assumed liabilities associated with the electric generation assets Reliant Energy transferred to it. Texas Genco also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, CenterPoint Energy and its subsidiaries, including us, with respect to liabilities associated with the transferred assets and businesses. In many cases the liabilities assumed were our obligations and we were not released by third parties from these liabilities. The indemnity provisions were intended generally to place sole financial responsibility on Texas Genco and its subsidiaries for all liabilities associated with the current and historical businesses and operations of Texas Genco, regardless of the time those liabilities arose. In connection with the sale of Texas Genco’s fossil generation assets (coal, lignite and gas-fired plants) to NRG Texas LP (previously named Texas Genco LLC), the separation agreement CenterPoint Energy entered into with Texas Genco in connection with the organization and capitalization of Texas Genco was amended to provide that all of Texas Genco’s rights and obligations under the separation agreement relating to its fossil generation assets, including Texas Genco’s obligation to indemnify CenterPoint Energy with respect to liabilities associated with the fossil generation assets and related business, were assigned to and assumed by NRG Texas LP. In addition, under the amended separation agreement, Texas Genco is no longer liable for, and CenterPoint Energy has assumed and agreed to indemnify NRG Texas LP against, liabilities that Texas Genco originally assumed in connection with its organization to the extent, and only to the extent, that such liabilities are covered by certain insurance policies or other similar agreements held by CenterPoint Energy. If Texas Genco or NRG Texas LP were unable to satisfy a liability that had been so assumed or indemnified against, and provided Reliant Energy had not been released from the liability in connection with the transfer, we could be responsible for satisfying the liability.

CenterPoint Energy or its subsidiaries, including us, have been named, along with numerous others, as a defendant in lawsuits filed by a number of individuals who claim injury due to exposure to asbestos. Most claimants in such litigation have been workers who participated in construction of various industrial facilities, including power plants. Some of the claimants have worked at locations owned by CenterPoint Energy or us, but most existing claims relate to facilities previously owned by CenterPoint Energy or us that are currently owned by NRG Texas LP. We anticipate that additional claims like those received may be asserted in the future. Under the terms of the arrangements regarding separation of the generating business from CenterPoint Energy and its sale to NRG Texas LP, ultimate financial responsibility for uninsured losses from claims relating to the generating business has been assumed by NRG Texas LP, but CenterPoint Energy has agreed to continue to defend such claims to the extent they are covered by insurance maintained by CenterPoint Energy, subject to reimbursement of the costs of such defense by NRG Texas LP.

The global financial crisis may have impacts on our business, liquidity and financial condition that we currently cannot predict.

The continued credit crisis and related turmoil in the global financial system may have an impact on our business, liquidity and our financial condition. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access those markets, which could have an impact on our liquidity and flexibility to react to changing economic and business conditions. In addition, the cost of debt financing and the proceeds of equity financing may be materially adversely impacted by these market conditions. With respect to our existing debt arrangements, Lehman Brothers Bank, FSB, which had an $11 million participation in our credit facility, stopped funding its commitment following the bankruptcy filing of its parent in September 2008 and was subsequently terminated as a lender in our facility. Defaults of other lenders should they occur could adversely affect our liquidity.  Capital market turmoil was also reflected in significant reductions in equity market valuations in 2008, which significantly reduced the value of assets of CenterPoint Energy’s pension plan, in which we participate. These reductions are expected to result in increased pension expense in 2009, which will impact 2009 results of operations.

In addition to the credit and financial market issues, the national and local recessionary conditions may impact our business in a variety of ways.  These include, among other things, reduced customer usage and increased customer default rates.